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February 15, 2024

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Attn:	Eric McPhee
Wilson Lee
Ronald (Ron) E. Alper
Pam Howell

Re:	Murano Global Investments Limited
Amendment No. 5 to Registration Statement on Form F-4
Filed January 30, 2024
File No. 333-273849

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated February 13, 2024, to Mr. Elías Sacal Cababié, Chief Executive Officer of Murano Global Investments Limited (the “Company”) regarding the Registration Statement and Proxy Statement on Form F-4 filed with the Commission on August 9, 2023 (the “Initial Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 6 to the Initial Registration Statement on Form F-4 (the “Amended Registration Statement”), which reflects changes made in response to the comments contained in the Comment Letter and certain other changes.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Amendment No. 5 to Registration Statement on Form F-4 filed January 30, 2024

Impact of the Business Combination on PubCo’s Public Float, page 37

1.
We note your response to comment 2. Please explain in your supplemental response letter the basis for your position that redemptions will have no impact on Nasdaq listing qualifications and that there will be sufficient float held by non-affiliates regardless of the level of redemptions, as it is unclear who or how many non-affiliate shareholders you have other than the public shareholders who may redeem in connection with the transaction. Also address the impact redemptions may have upon the ability of the company to be approved for listing on Nasdaq in the disclosure in this section.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 16 and 38 of the Amended Registration Statement. The Company notes that upon the Closing of the Business Combination, we anticipate that our public float will consist of shares delivered in consideration of Trust Shares and of 1,250,000 Vendor Participation Shares, initially valued at approximately $12,500,000 (assuming, for these purposes, a value of $10 per share), which we believe will result in sufficient public float to comply with NASDAQ’s initial listing standards for the Global Market set forth in Rules 5405(a) and 5405(b), including the Income Standard test, regardless of the number of Public Shares redeemed by HCM’s existing public shareholders.

February 15, 2024
Page Two

U.S. regulatory authorities, including the SEC, have recently enacted and proposed rules . . ., page 91

2.
We note your statement that you believe you will not be subject to the Investment Company Act because the proceeds of the trust account are only invested in U.S. Government securities or shares of money market funds meeting conditions of Rule 2a-7 of the Investment Company Act. Please revise to clarify that even though your trust account proceeds are invested in these securities, the risk nevertheless exists that you may be considered to be operating as an unregistered investment company.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on page 91 of the Amended Registration Statement.

Permitted Purchases and Other Transactions with Respect to Our Securities, page 218

3.
Disclosure in this section indicates that the purpose of any purchase of Public Shares by the Sponsor, officers, directors or affiliates from investors could be to “vote in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination.” Please revise this disclosure or provide your analysis on how such potential purchases would comply with Rule 14e-5. Also see comment 32 of our letter dated October 10, 2023 and comment 14 of our letter dated October 26, 2023.

The Company respectfully acknowledges the Staff’s comment and the Company has revised the disclosure on pages 161, 218-219, and 261 of the Amended Registration Statement.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement.  Please do not hesitate to contact Hugo Triaca, Esq. of Clifford Chance US LLP at (212) 878-3222 or Kevin E. Manz, Esq. at (212) 556-2133 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ Hugo Triaca
Hugo Triaca
Partner